FORM 4

/ x /  Check this box if no longer
       subject to Section 16. Form 4
       or Form 5 obligation may
       continue. See instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     GE Capital Equity Investments, Inc. (1)
     260 Long Ridge Road
     Stamford, Connecticut 06927

2.   Issuer Name and Ticker or Trading Symbol

     Net2Phone, Inc. (Nasdaq: NTOP)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

     N/A

4.   Statement for Month/Year

     September 1999

5.   If Amendment, Date of Original (Month/Year)

     8/10/99

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (  ) Director                        ( x ) 10% Owner
     (  ) Officer (give title below)      (   ) Other (specify below)


7.   Individual or Joint/Group Filing (Check Applicable Line)

     (   ) Form filed by One Reporting Person
     ( x ) Form filed by More than One Reporting Person


Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



1. Title of Security    2. Trans-     3. Trans-       4. Securities           5. Amount of   6. Ownership        7. Nature of
   (Instr. 3)              action        action          Acquired (A) or         Secur-         Form:               Indirect
                           Date          Code            Disposed of (D)         ities          Direct (D)          Beneficial
                          (Month/        (Instr.         (Instr. 3, 4            Benefici-      or                  Ownership
                           Day/          8)              and 5)                  ally           Indirect            (Instr. 4)
                           Year)                                                 Owned at       (I)
                                                                                 End of         (Instr. 4)
                                                                                 Month
                                                                                 (Instr.
                                                                                 3 and 4)
                                      ------------    -----------------------
                                      Code       V    Amount (A) or (D) Price
                                      ----       -    -----------------------



Reminder: Report on a separate line for each class of securities benefically owned directly or indirectly.

* If the form is filed by more than one reporting, see Instruction 4(b)(v)


Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative      2. Conversion    3. Transaction    4. Transaction   5. Number of             6. Date
   Security                    or Exercise      Date              Code             Derivative               Exercisable
   (Instr. 3)                  Price of         (Month/           (Instr. 8)       Securities               and
                               Derivative       Day/Year)                          Acquired (A)             Expiration
                               Security                                            or Disposed              Date
                                                                                   of (D)                   (Month/
                                                                                   (Instr. 3, 4,            Day/Year)
                                                                                   and 5)
                                                               ---------------  ----------------    ------------------------
                                                               Code         V   (A)      (D)         Date         Expira-
                                                                                                     Exer-        tion
                                                                                                     cisable      Date

Options (2)                 $54.625          9/21/99           A                10,000                9/21/99     9/20/09


Table II (continued)



7. Title and Amount of        8. Price of Derivative  9. Number of Derivative   10. Ownership Form of         11. Nature of Indirect
   Underlying Securities         Security (Instr. 5)   Securities Beneficially    Derivative Security          Beneficial Ownership
                                                       Owned at End of Month      Direct (D) or Indirect (I)   (Instr. 4)
                                                       (Instr. 4)                 (Instr. 4)
----------------------------  ----------------------   -----------------------  ----------------------------  ----------------------
Title              Amount or
                   Number of
                   Shares
-------------      ---------
Common Stock       10,000       (3)                       2,637,581                     D                           N/A

Explanation of Responses:


(1) This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NBC"), National Broadcasting Company Holding, Inc. ("NBCH"), NBC-NTOP Holding, Inc. ("NBC-NTOP"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). NBC-NTOP is a wholly-owned subsidiary of NBC; NBC is a wholly-owned subsidiary of NBCH. GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS and NBCH are wholly-owned subsidiaries of GE. Snap! LLC ("Snap") is primarily owned by NBC and CNET, Inc. ("CNET"), and NBC appoints a majority of the Board of Managers of Snap. GECEI, NBC, NBCH, NBC-NTOP, GE Capital, GECS, and GE are referred to herein collectively as the "Reporting Persons". The business address of each of the Reporting Persons is attached hereto as Attachment
     1. Each of GECS, GE, NBC, and NBCH disclaims beneficial ownership of the securities reported herein.

(2) The Issuer granted options to its non-employee members of the Board of Directors. The Reporting Persons formerly nominated Martin Yudkovitz ("Yudkovitz") to the Board of Directors pursuant to the rights granted under the Subscription Agreement. Yudkovitz, pursuant to an agreement between Yudkovitz and NBC (the "Nominee Agreement"), agreed to hold as a nominee of NBC all current and future stock options granted by the Issuer to Yudkovitz in his capacity as a non-employee Board member of the Issuer. Pursuant to the Nominee Agreement Yudkovitz agreed to act upon the instructions of the NBC with regard to such options.

(3) Each non-employee member of the Board of Directors of the Issuer is automatically granted options of the Issuer.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, each of the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



See Attached                                  October 1, 1999
----------------------------------------      ----------------
**Signature of Reporting Person                     Date

                            Signature Page to Form 4

GE CAPITAL EQUITY INVESTMENTS, INC.

By:     /s/  Michael E. Pralle
        ----------------------
        Michael E. Pralle
        President

GENERAL ELECTRIC CAPITAL CORPORATION

By:     /s/  Michael E. Pralle
        ----------------------
        Michael E. Pralle
        Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:     /s/  Michael E. Pralle
        ----------------------
        Michael E. Pralle
        Attorney-in-Fact

GENERAL ELECTRIC COMPANY

By:     /s/  Michael E. Pralle
        ----------------------
        Michael E. Pralle
        Attorney-in-Fact

NATIONAL BROADCASTING COMPANY, INC.

By:     /s/  Mark Begor
        ----------------------
        Mark Begor
        Executive Vice President

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:     /s/  Mark Begor
        ----------------------
        Mark Begor
        Vice President

NBC-NTOP HOLDING, INC.

By:     /s/  Mark Begor
        ----------------------
        Mark Begor
        Vice President

                                  ATTACHMENT 1

                            LIST OF REPORTING PERSONS

GE Capital Equity Investments, Inc.
120 Long Ridge Road
Stamford, CT 06927

General Electric Capital Corporation
120 Long Ridge Road
Stamford, CT 06927

General Electric Capital Services, Inc.
120 Long Ridge Road
Stamford, CT 06927

General Electric Company
120 Long Ridge Road
Stamford, CT 06927

National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, NY 10112

National Broadcasting Company Holding, Inc.
30 Rockefeller Plaza
New York, NY 10112

NBC-NTOP Holding, Inc.
30 Rockefeller Plaza
New York, NY 10112